           TSX-V: MAD                                OTCBB: MRDDF                        FSE: MRG

Suite 1500 - 701 West Georgia St, Vancouver, BC. V7Y 1C6

Tel: (604) 689-4580    Toll Free: 1-877-689-4580

www.mirandagold.com

MIRANDA GOLD OPTIONS PAVO REAL CONCESSION FROM EXPOGOLD AND SIGNS SHAREHOLDER AGREEMENT WITH RED EAGLE MINING

Vancouver, BC, Canada – June 28, 2010 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) has finalized the option agreement (“Pavo Option”) with ExpoGold Colombia S.A. (“ExpoGold”) to acquire the Pavo Real mining interest located in the department of Tolima, Colombia.

Miranda and ExpoGold signed an exclusive Association Agreement in December 2009 by which ExpoGold is executing Miranda’s project generative program to locate and acquire properties with the potential to host large gold systems in Colombia. The first project acquisition through this association is the Pavo Real mining interest. Recent channel sampling by ExpoGold of outcrops and old workings at Pavo Real has returned very encouraging results. Of the 82 samples collected, 32 samples, or 39%, assayed in excess of 0.029 oz Au/t (1.00 g Au/t) with the highest sample assaying 0.46 oz Au/t (15.89 g Au/t).

Previous soil sampling on the project on three wide spaced lines defined a 2,300 ft (700 m) long by 330 to 1,640 ft (100 to 500 m) wide gold anomaly. Most of the new channel samples fall within the limits of the soil anomaly, although a single isolated sample taken 1,362 ft (415 m) southwest of the open soil anomaly has a 13 ft (4 m) sample width assaying 0.132 oz Au/t (4.52 g Au/t).  This anomaly indicates a new area for prospecting and additional soil grids.

Miranda’s exploration funding partner at Pavo Real, Red Eagle Mining Corporation (“Red Eagle”) has hired an in-country project manager and designed an exploration program for the Pavo Real project. High-resolution satellite imagery and base maps have been acquired and an airborne magnetic survey is currently being mobilized.  A drill program will follow mapping and geochemical surveys.

The program will constitute the base for a NI 43-101 Technical Report prepared for Red Eagle to be followed by an initial public offering and listing of Red Eagle on the TSX-Venture Exchange.

Agreement Details

The Colombian branch office of Miranda Gold Colombia III Ltd. (“MAD III”) is party to the Pavo Option agreement with ExpoGold.

In keeping with Miranda’s business model, Miranda has entered into a share purchase agreement (“SPA”) and shareholder agreement (“SA”) with Red Eagle to advance exploration at Pavo Real. The SPA and SA agreements became effective on the date of signing the Pavo Option and replace the Letter of Intent signed by Miranda and Red Eagle on January 5, 2010.  Ian Slater, a director common to both Miranda and Red Eagle, a private B.C. company, abstained from voting at both companies’ board of directors meetings that approved the SPA and SA.

Pursuant to the SPA, Miranda assigned 70% of the shares of MAD III to Red Eagle. The activities of MAD III will be governed by the SA, which states that to maintain its 70% shareholding in MAD III, Red Eagle must make an aggregate US$4,000,000 contribution to MAD III within the next four years.  These funds will be used to fund exploration work at the Pavo Real project. Red Eagle must then further fund MAD III at a minimum of US$1,000,000 per year and either complete a positive feasibility study on the Pavo Real project within eight years or contribute a minimum of US$10,000,000 within 10 years.  If at this time the board of directors of MAD III approves a feasibility study and a mine construction program on the Pavo Real project, then Red Eagle will have the option for a period of 30 days to elect to acquire an additional 10% interest in MAD III by committing to solely fund all costs associated with putting the property into production.  If Red Eagle fails to make any of the capital contributions within the stated time periods, including reimbursement to Miranda for costs related to the Pavo Option and Pavo concession prior to the effective date of the SPA, Red Eagle will forfeit its shares of MAD III to Miranda.

The following cash payments due by MAD III to ExpoGold pursuant to the Pavo Option will be funded by Red Eagle pursuant to the SA:

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Subject to TSX Venture Exchange approval, on signing the Pavo Option MAD III will pay ExpoGold US$20,000 cash and Miranda will issue 100,000 common shares of Miranda.  To maintain the Pavo Option, over the next five year anniversary dates, a total of US$380,000 additional cash payments and a further 600,000 common shares of Miranda will be issued.  Annual payments of US$100,000 plus the issue of 100,000 common shares will be required to maintain the option until the first milestone is achieved.

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The first milestone is the definition of a NI 43-101 resource greater than or equal to 250,000 ounces of gold equivalent.  MAD III will pay ExpoGold $100,000 if it is less than 500,000 ounces of gold equivalent and $250,000 if it is more.   Additional payments will be owed by MAD III at various milestones as the steps to production progress.

While Red Eagle is a shareholder of MAD III, Red Eagle will issue Miranda one common share of Red Eagle for each common share of Miranda that Miranda has issued to ExpoGold on behalf of MAD III.

Qualified Person

The data disclosed in this press release have been reviewed and verified by Company CEO & President Ken Cunningham, P. Geo, BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Previous partners include Barrick Gold Exploration Inc., Newmont Mining Inc., Placer Dome (US) Inc., Agnico-Eagle (USA) Inc., Romarco Minerals Inc., Golden Aria Corp., the Cortez Joint Venture and the Buckhorn Joint Venture. Miranda has ongoing partnerships with Piedmont Mining Company Inc., White Bear Resources Inc., Queensgate Resources Corporation, Montezuma Mines Inc., NuLegacy Corporation, Red Eagle Mining Corporation, Ramelius Resources Ltd., and SIN Holdings Ltd.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.